UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Feinberg                       Stephen
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   (Last)                           (First)             (Middle)

     c/o Cerberus Capital Management, L.P.,  450 Park Avenue - 28th Floor
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                                    (Street)

     New York                        New York             10022
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   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Philip Services Corporation (PSCD)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Day/Year

     April 15, 2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer  (Check all applicable)

     [  ]  Director                             [X*]  10% Owner
     [  ]  Officer (give title below)           [  ]  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X*]  Form filed by One Reporting Person
     [  ]  Form filed by More than One Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3      (I)       Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     and 4)        (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------
                                                       *                *                 *                *      *          *
Common Stock, par value      4/15/03                  J               78          A               4,596,693      I
  $0.01 per share
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====================================================================================================================================

Reminder:  Report on a  separate line for each  class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        9.
                                                                                                        Number     10.
                                                                                                        of         Owner-
                                                                                                        Deriv-     ship
                                                                                                        ative      Form
             2.                                                                                         Secur-     of
             Conver-                            5.                             7.                       ities      Deriv-    11.
             sion                               Number of                      Title and Amount         Bene-      ative     Nature
             or                                 Derivative    6.               of Underlying    8.      ficially   Secur-    of
             Exer-            3A.      4.       Securities    Date             Securities       Price   Owned      ity:      In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and  (Instr. 3 and 4) of      Follow-    Direct    direct
             Price   3.       Execut-  action   or Disposed   Expiration Date  ---------------- Deriv-  ing        (D) or    Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)         Amount   ative   Reported   In-       ficial
Title of     Deriv-  action   Date,    (Instr.  (Instr. 3,    ----------------         or       Secur-  Trans-     direct    Owner-
Derivative   ative   Date     if any   8)       4 and 5)      Date    Expira-          Number   ity     action(s)  (I)       ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-   tion             of       (Instr. (Instr.    (Instr.   (Instr.
(Instr. 3)   ity     yy)      yy)      Code V   (A)       (D) cisable Date     Title   Shares   5)      4)         4)        4)
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
                       **                **             **                                  **   **               *    *       *
10% Secured   $11.72                    J       $2,604,103    Immed.  3/31/05  Com-   222,193          $23,975,511    I
Convertible                                                                    mon
PIK Debt                                                                       Stock
due 2005
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====================================================================================================================================

Explanation of Responses:

* On April 15, 2003, Madeleine Corp. and Madeleine LLC, in their capacity as Class 7 claimants in connection with the bankruptcy proceedings of Philip Services Corporation (the "Company"), received, in the aggregate, 78 shares of common stock (the "Shares") of the Company pursuant to a distribution order of the United States Bankruptcy Court. As of April 15, 2003, Cerberus Partners, L.P. ("Cerberus"), Cerberus International, Ltd. ("Cerberus International"), Madeleine Corp. ("Madeleine Corp."), Madeleine LLC ("Madeleine LLC"), Styx Partners, L.P. ("Styx"), Styx International, Ltd. ("Styx International"), The Long Horizons Fund, L.P. ("Long Horizons"), The Long Horizons Overseas Fund, Ltd. ("Horizons Overseas" and, together with Cerberus, Cerberus International, Madeleine Corp., Madeleine LLC, Styx, Styx International and Long Horizons, the "Feinberg Entities") and certain private investment funds (the "Funds") held or had the right to acquire an aggregate of 6,642,385 Shares, including as a result of the pay-in-kind interest described below. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of the Feinberg Entities and the Funds. The 6,642,385 aggregate Shares consist of, among other things, Shares held of record and/or beneficially by the Feinberg Entities and/or the Funds and Shares underlying the 10% Secured Convertible PIK Debt due 2005 of the Company (the "PIK Notes") held of record and/or beneficially by the Feinberg Entities and/or the Funds, which consist both of Shares underlying the original principal amount of such PIK Notes as well as Shares underlying the pay-in-kind interest which has accreted on such PIK Notes since the date of issuance. The reporting person's interest is limited to the extent of his pecuniary interest in the Feinberg Entities and the Funds, if any.

** Represents the June 30, 2002, September 30, 2002, December 31, 2002 and March 31, 2003 pay-in-kind interest accreted on the PIK Notes held by the Feinberg Entities and/or the Funds.


     /s/Stephen Feinberg                                      April 21, 2003
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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